Berrett–Koehler Publishers

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The Berrett-Koehler Group, Inc.

Preservation Strategy
Updated July 2017

The Berrett-Koehler Board of Directors has adopted a preservation strategy designed to preserve what is good, valuable, and distinctive about Berrett-Koehler Publishers which includes many elements. We believe in today's increasingly complex and conflicted world it is necessary to approach such preservation from all directions rather than relying on just one or a few preservation mechanisms.

We have also long believed that the typical approach to preservation – succession planning – is entirely too limited and therefore inadequate and ineffective by itself. Even if succeeding generations of leaders are talented and completely invested in preserving the good, they will not succeed without a great deal of institutional and structural support. Therefore, this preservation strategy focuses on creating institutions and structures that will help preserve what is good, valuable, and distinctive about Berrett-Koehler Publishers.

There is much intentional redundancy in this strategy. Even if some of the institutions and structures do not work as expected or are dismantled, other institutions and structures will provide the needed bulwark – but we cannot at this point foresee which institutions and structures will prove to be most durable and effective.

Many of the intended institutions and structures of this preservation strategy have already been put into place in recent years:

Preservation Institutions and Structures Already Established in Past Decade

1. *Mission* confirmed to ground BK decision-making.
2. *Values* articulated to guide BK decision-making.
3. *Bill of Rights and Responsibilities for BK Authors* published to communicate expectations and commitments of the company and authors to each other.
4. *Capital Structure Plan* implemented to pursue the four objectives described in its final draft.
5. *Berrett-Koehler Authors, Inc.* established to represent and support the interests of BK authors.
6. *Berrett-Koehler Foundation* established to focus BK community energy on social mission objectives that are compatible with the publishing company's objectives but go beyond them – and to offer an enduring home for mission-preserving ownership of a large block of BK stock.
7. *B Corp Certification* completed to articulate the company's social responsibility dimensions and measure accomplishment of them.
8. *California Benefit Corporation* legal status enacted to put the force of law in support of stakeholder governance and BK's general and specific social missions.
9. *Branding Project* developed to communicate what is meaningful and distinctive for BK.
10. *Strategic Planning Process* established and used that incorporates input in many ways from all BK stakeholder groups.
11. *BK Constitution* approved and enacted.

However, many additional institutions and structures still need to be developed to complete this preservation strategy, including the following:

Preservation Institutions and Structures Still to Be Established

1. *Systems for Measuring and Tracking BK's Impact* implemented.
2. *Social Benefit Report System* designed and put into practice.
3. *Capital Structure Plan Expanded* to give BK shareholders a greater return on their investment and greater possibility to sell their BK stock if they wish to do so.
4. *New Series 2 Common Stock* created, with BK mission/values/preservation provisions written into it along with the ability of BK shareholders to convert Common Stock to interest-bearing Series 2 Common Stock.
5. *Employee / Leadership Development System* established and used.
6. *Leadership Selection System* established and used.
7. *Bulk of Founding Shareholder's Stock* donated to BK Foundation and BK Authors, Inc. and/or sold to the Berrett-Koehler ESOP (possibly with payment over time).
8. *Higher BK Profitability* achieved to fund preservation strategies as well as provide greater recompense to BK employees and other BK stakeholders and provide more financial strength and resources to the company.
9. *Next Generation of BK Leaders* selected through the Leadership Selection System.
10. *BK Way* book (or whatever it ends up being titled) is published and distributed.
11. *ESOP Committee* structure changed to be representative of its stakeholders (currently Steve serves as the committee).

The BK Board of Directors sets its annual priorities based on stewardship of the remaining preservations strategies that need to be accomplished. Even if we accomplish all of the above, there is of course no guarantee that we will be able to preserve what is good, valuable, and distinctive about Berrett-Koehler Publishers. But the likelihood is certainly much higher – and we believe that all of these institutions and structures are good and important in their own right, apart from their preservation strategy value.